

Mail Stop 3561

September 20, 2016

<u>Via E-mail</u>
Mark Bogani
Chief Executive Officer
Golden Eagle International, Inc.
4628 S. Broadway
Englewood, CO 80113

> **Re: Golden Eagle International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response Dated August 22, 2016**
> **File No. 000-23726**

Dear Mr. Bogani:

We have reviewed your August 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

General

1. Please provide us with updated information on when you intend to file your missing Form 10-Ks. As previously noted, it appears that you have not responded to the March 25, 2015 letter regarding your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: William T. Hart, Esq.
       Hart & Hart, LLC